July 24, 2006
VIA FACSIMILE;
VIA CORRESPONDENCE FILING
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed April 3, 2006
File No. 000-29338
Dear Mr. Rosenberg:
Cardiome Pharma Corp. (the “Company”) is hereby submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 11, 2006 (the “Comment Letter”) regarding the Company’s Annual Report on Form 40-F filed with the Commission on April 3, 2006 (the “Form 40-F”), which was addressed to Mr. Curtis Sikorsky, Chief Financial Officer of the Company. Below we have reprinted each of the Staff’s comments in bold and thereunder set forth our related response. Capitalized terms used herein and not otherwise defined have the same meanings as set forth in the Form 40-F.
Notes to Consolidated Financial Statements, page 1
16. Reconciliation of Generally Accented Accounting Principles, page 25
1.     COMMENT: Please clarify for us how you accounted, under Canadian and U.S. GAAP, for the future income tax recovery recognized in each period presented. As the future recovery recognized for 2004 and 2005 appears to significantly exceed the total future tax assets at December 31, 2004 and 2005, respectively, as there did not appear to be any cash flows related to income taxes, it is unclear how the future recovery was reflected in the net tax liability reported under Canadian GAAP. In addition, it is unclear why there appears to have been a significant difference with the net tax liabilities reported under Canadian and U.S. GAAP only at December 31, 2004, but not at December 31, 2005, and why there appears to have been no corresponding difference reflected in the net loss reported under U.S. GAAP. In your response, please also explain how your accounting under U.S. GAAP was consistent with SFAS 109 and any other relevant U.S. GAAP literature.

RESPONSE: (a) The significant components of the Company’s future tax assets and liabilities as detailed in Note 13 to our consolidated financial statements for the year ended December 31, 2005, represent those relating to both the Canadian parent company and those of its U.S. subsidiaries. A full valuation allowance has been provided with respect to the future tax assets relating to the Canadian parent. The future tax liability relates to the U.S. subsidiaries. To assist in understanding the movement in the future tax liability and the tax recovery for the years ended December 31, 2005 and 2004, we provide the following continuity schedule:

	2005	2004
	(in $000's)
Balance of Net Future Tax Liability — (current and long term) January 1	$7,082	$15,860
Add increase related to acquisition of Artesian Therapeutics Inc.	428
Recovery during the period	(7,221)	(8,778)

Balance of Net Future Tax Liability (current and long term) December 31	289	7,082
The recovery during the respective years represents the reversal of temporary differences related to intangible assets and deferred revenue as well as the recognition of the tax benefits arising from the current year’s losses of the Company’s U. S. subsidiaries as there are sufficient tax liabilities to utilize the assets.
(b) The table in note 16 to the consolidated financial statements discloses what the balances of those accounts are under U.S. GAAP. As at December 31, 2004, the balance of the total net future tax liability is $7,082,000 under both Canadian and U.S. GAAP. This balance comprises both the current and long-term portion. As at December 31, 2005, the total net future income tax liability balance under U.S. GAAP is $nil while the amount under Canadian GAAP as indicated on the consolidated balance sheet is $289,000. The difference of $289,000 relates to the intangible asset acquired during the year that is capitalized under Canadian GAAP but expensed as in process research and development for U.S. GAAP purposes and is reflected in the reconciliation of the loss between Canadian GAAP and U.S. GAAP for the year ended December 31, 2005.
Management believes that the accounting treatment followed, taking into consideration the adjustments to reconcile to U.S. GAAP, are consistent with FAS 109.
2.     COMMENT: Please clarify for us how you accounted, under U.S. GAAP, for the intangible assets that, under Canadian GAAP, had arisen from the acquisition of Cardiome, Inc. and were subsequently written down in 2004 and 2005. As your Form 40-F for December 31, 2003 indicated that Cardiome, Inc. was a development stage company and as the write downs appear to have resulted from the discontinuation of your research and development efforts to pursue certain indications of Oxypurinol, it is unclear whether these amounts, under U.S. GAAP, should have initially been expensed as acquired in-process research and development. As these write downs did not appear to result in any differences under U.S. GAAP, please tell is how apparently accounting for these amounts as intangible assets was consistent with SFAS 2 and any other relevant U.S. GAAP literature.

RESPONSE: The main reason for the Company’s acquisition of Cardiome Inc. (formerly Paralex) in 2002 was to provide the Company with access to Paralex’s intellectual properties relating to the drug Oxypurinol and related compounds. In the Company’s opinion, this represented the main value of Paralex since it otherwise had nominal net assets.
At the time of acquisition, the Company believed that the drug Oxypurinol and related compounds could be used in at least two applications:
•	The treatment of gout; and

•	The development of a drug to treat congestive heart failure (“CHF”).
The principal U.S. GAAP literature considered was FASB Statement 2 “Accounting for Research and Development Costs” (“FAS 2”), FASB Interpretation 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”) and the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”.
Pursuant to FIN 4, the costs identified with research and development activities should be charged to expense when incurred unless the test of alternative future use is met.
At the time of acquisition Paralex had 2 in-licensed technologies, the ILEX license and the Johns Hopkins license. The intangible assets acquired in the ILEX license permitted the Company to pursue research and development activities in the treatment of gout. In addition, certain existing clinical data forming part of the ILEX license would also be used by the Company to support its future research and development activities (i.e., clinical testing phase) in the treatment of CHF using oxypurinol. Such clinical data would help support the efficacy and safety trials of the CHF program. The treatment of gout and CHF represented new research and development programs for the Company.
The intangible assets acquired in the Johns Hopkins license permitted the Company to pursue future research and development activities in the treatment of CHF in two distinct and independent applications — one involving the treatment of CHF by oral application (for use by non-hospitalized patients with chronic CHF) and the other involving the treatment of CHF by intravenous application (for use in hospitalized patients for acute treatment).
Based on the above, the Company believes that each of the acquired intangible assets met the criteria for alternative future use pursuant to FIN 4 and therefore, their acquisition costs were capitalized.
This treatment was consistent with Canadian GAAP and therefore did not result in any differences between Canadian and U.S. GAAP.
During the process of filing a Registration Statement on Form F-3 in 2002, the Company responded under letters dated September 10, 2002, January 21, 2003 and February 24, 2003 to comments from the Staff relating to the intangible assets in Commission correspondence dated July 29, 2002, October 4, 2002 and February 21, 2003. We refer the Staff to such correspondence for further background on this issue.

The Company believes that the information contained in this letter is responsive to the Staff’s comments in your Comment Letter. Further, the Company acknowledges that it is aware of its obligations under the Securities Exchange Act of 1934, as amended, and acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact our attorneys at Preston Gates & Ellis LLP—specifically Annette E. Becker or Devin W. Stockfish, both of whom can be reached by telephone at (206) 623-7580 or by mail at 925 Fourth Avenue, Suite 2900, Seattle, WA 98104—if you have any questions or further comments with respect to the foregoing.

Very truly yours, Cardiome Pharma Corp. /s/ Curtis Sikorsky
By
Curtis Sikorsky
Chief Financial Officer

cc:	Tabatha Akins
Oscar Young
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Annette E. Becker
Devin W. Stockfish
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104

4